Exhibit (a)(18)
12 January 2010
CADBURY PUBLISHES FURTHER REASONS TO REJECT KRAFT’S OFFER
Dear Shareholder,
The Board of Cadbury plc (“Cadbury”) has today published its second response document (the “Response Document”) following the offer (the “Offer”) posted by Kraft Foods Inc. (“Kraft”) on 4 December 2009.
That document states that the Board, which has been so advised by Goldman Sachs International, Morgan Stanley & Co. Limited and UBS Investment Bank (“the Advisers”), believes that the Offer substantially undervalues Cadbury. In providing their financial advice to the Board, the Advisers have taken into account the Board’s commercial assessment. Accordingly, the Board unanimously recommends that you should take no action in relation to the offer and do not sign any document which Kraft or its advisers send to you. Your Directors will not be accepting Kraft’s offer in respect of their own beneficial shareholdings.
The Response Document published today sets out the latest estimate of our outstanding financial performance for 2009 and highlights our strong business momentum going into 2010.
The Response Document can be found on the Cadbury website at www.cadburyinvestors.com/cadbury_event/.
In order that we can provide shareholders with the most current information, we will release a revised version of the Response Document which includes our 2009 performance with commentary after the UK market close on 14 January 2010. At the same time, the updated document will be published at www.cadburyinvestors.com.
If you have any questions relating to accepting the Offer, please contact the shareholder helpline on:
UK or European investors: 00 800 5464 5464
US retail investors: 1 (800) 859 8508
Worldwide investors: +1 (718) 439 2246
The helpline is open between 9.00 a.m. and 6.00 p.m. You should be aware that the helpline cannot provide any financial, legal or taxation advice in connection with the Offer nor any advice on the merits of the Offer.
For and on behalf of
Cadbury plc

Important Note
In response to the Offer, Cadbury has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. Holders of Cadbury ordinary shares and Cadbury American Depositary Shares are advised to read the Solicitation/Recommendation Statement on Schedule 14D-9 because it contains important information.
Copies of the Schedule 14D-9 and other related documents filed by Cadbury are available free of charge on the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Cadbury may be obtained free of charge by contacting Cadbury’s Company Secretary at Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, United Kingdom or on Cadbury’s website at www.cadbury.com.